March 10, 2025

Kan Chi Wai
Chief Executive Officer and Director
Primega Group Holdings Limited
Room 2912, 29/F., New Tech Plaza
34 Tai Yau Street
San Po Kong
Kowloon, Hong Kong

       Re: Primega Group Holdings Limited
           Draft Registration Statement on Form F-1
           Submitted February 27, 2025
           CIK No. 0001966678
Dear Kan Chi Wai:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Clement Au, Esq.